Mail Stop 3561

January 11, 2006

Ms. Rita McKeown
Chief Financial Officer
Alliance HealthCard, Inc.
3500 Parkway Lane
Suite 720
Norcross, GA 30092

> **Re**: **Alliance HealthCard, Inc.**
> **Form 10-KSB for Fiscal Year Ended September 30, 2005**
> **Filed December 29, 2005**
> **File No. 000-30099**

Dear Ms. McKeown:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended September 30, 2005

2. Summary of Significant Accounting Policies, page 19

Implementation Expense Recognition, page 20

1. Please explain to us in detail the nature of your contract implementation costs and your GAAP basis for capitalizing these costs in excess of $5,000. In addition, please clarify for us your statement "If the contract provides for payments to offset implementation costs, the aggregate amount of such payments is also recognized over the first twelve-month term of the contract."

5. Stock Options, page 21

2. We note your statement "The Company granted certain board members stock options relating to 400,000 shares of Common Stock during the year ended September 30, 2004 related to the personal guarantees for the Company's line of credit." Based on the remainder of your disclosure, it appears to us that you applied the provisions of APB 25 to account for these stock option grants. We also note that it appears that you did not record any compensation expense for these stock option grants since the exercise price equaled the market price of the underlying stock on the grant date. If true, tell us why you believe this was the appropriate GAAP accounting treatment and explain to us your consideration of paragraph 8 of FIN 44 in making this determination. Otherwise, explain to us how you did account for these stock option grants. In addition, please tell us what you calculated as the fair value of these stock option grants for purposes of your SFAS 123 disclosures.

General

3. Please amend to include the information required by Items 307 and 308 of Regulation S-B.

Item 601(b)(31) Certifications

4. Please amend to provide revised certifications so that these certifications conform exactly to the form of Rule 13a-14(a) certification set forth in Item 601(b)(31) of Regulation S-B.

*   *   *   *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

You may contact Adam Washecka, Staff Accountant, at (202) 551-3375 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director